UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of July, 2005

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
   ---------------------------------------------------------------------
                  (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                    Form 40-F
                        -------                           -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             Yes                                No    X
                 -----                              -----

     If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.


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[LOGO - Grupo Televisa, S.A.]                                 [LOGO - EMI]
FOR IMMEDIATE RELEASE


               EMI AND TELEVISA FORGE MAJOR MUSIC PARTNERSHIP
                      FOR MEXICO AND U.S. LATIN MARKET

London  and  Mexico  City,  July  19  2005  --  EMI,  the  world's  largest independent music company, and Grupo Televisa, the world's largest Spanish-language media company, announced today that they are combining their respective strengths in music, distribution and media to enter into a major new partnership, which will include the formation of a new joint venture record company in Mexico ("Televisa EMI Music"), and Televisa's participation in EMI's U.S. Latin operations, effective 1 September ("EMI Televisa Music").

NEW JOINT VENTURE IN MEXICO: TELEVISA EMI MUSIC Televisa and EMI will establish a new 50/50 joint venture record company, Televisa EMI Music, which will develop and market music from stars of Televisa's popular telenovela programmes, such as "Rebelde," "Complices al Rescate" and other properties, as well as produce TV advertised compilation albums which will be manufactured and distributed by EMI's current infrastructure. EMI is contributing to Televisa EMI Music a working capital facility, as well as licensing various television-advertised compilations and other artist releases while Televisa will provide a specific portion of Televisa EMI Music's media support. In addition, Televisa EMI Music will also pursue deals with and develop recording artists in Mexico, a music market that the IFPI valued at U.S.$360 million in 2004, up 9% from the prior year.

EMI Music will maintain EMI Music Mexico's existing operations separate from Televisa EMI Music, whose roster includes top-selling acts such as Aleks Syntek, RBD, Fey, El Gran Silencio, Plastilina Mosh, and Lucero, but will participate with Televisa EMI Music in certain specific projects.

TELEVISA TEAMS WITH EMI MUSIC IN U.S. LATIN MARKET
In a move aimed at capitalizing on the growing U.S. Latin market, Televisa will partner in the existing Miami-based EMI Music U.S. Latin operations, which will be renamed EMI Televisa Music and includes artists such as Thalia, Intocable, AB Quintanilla & Kumbia Kings, and Vico C, among others. Televisa will contribute significant media support to artists and products.

Both Ventures - Televisa EMI Music in Mexico, and EMI Televisa Music in the U.S., will be headed by Rodolfo Lopez-Negrete, who is currently Director, Televisa Music. He will report jointly to Marco Bissi, President and CEO, EMI Music Latin America, and Javier Prado, General Director of Televisa Entertainment.

EMI Music Chairman & CEO Alain Levy said: "Developing local artists and music from all regions is central to EMI Music's strategy. By partnering with the largest media company in the Latin market, we will further develop our already strong artist base, drive growth and generate significant new revenue streams in our Latin American and U.S. Latin businesses."

"We are looking forward to combining our knowledge of the music market with Televisa's experience and direct connection to consumers and powerful reach to grow our share significantly in the Latin market over the coming years."

Grupo Televisa's Chairman and CEO Emilio Azcarraga Jean said: "Televisa is delighted to reenter the music business through this partnership with EMI, one of the biggest record companies in the world. This partnership fits with Televisa's strategy to look for new opportunities in the U.S. Latin Market and will enrich Televisa's sources for content while leveraging its different media platforms."

Azcarraga Jean continued, "We are looking forward to partnering our resources with EMI's strength, experience, vast distribution network and infrastructure in the music business, which will undoubtedly contribute to Televisa's expansion and consolidation in Latin America."

LATIN:  GROWTH MARKET IN U.S.
Televisa and EMI Music enter this deal as EMI demonstrated significantly improved performance in the Latin region, increasing its overall revenues by 9 percent and growing its market share from 12.3 percent to 15.6 percent in its fiscal year '04/'05.

Indeed, according to the IFPI, the overall Latin American music market valued at more than U.S.$903 million in 2004, is coming off two consecutive years of growth, with the trend expected to continue this year.

In addition, according to the RIAA, Latin music in the U.S. also surged in 2004 with total Latin Music shipments to U.S. retail increasing by 25.6% --
48.5 million units in 2004 compared to 38.6 million the year prior; representing a total dollar value of U.S.$650M.

EMI and Televisa have entered into an agreement, which provides that, in certain specific circumstances, (i) in the case of Televisa EMI Music, either party will have the right to acquire the other party's interest in Televisa EMI Music in accordance with an agreed formula, and (ii) in the case of EMI Televisa Music, Televisa may require EMI to purchase or EMI may require Televisa to sell their rights to Televisa's participation in the U.S. venture.

These ventures are subject to any applicable regulatory clearances.

ABOUT TELEVISA
Grupo Televisa, S.A. is the largest media company in the Spanish-speaking world, and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, and the operation of a horizontal Internet portal. Grupo Televisa also owns an unconsolidated equity stake in Univision, the leading Spanish-language media company in the United States.

ABOUT EMI MUSIC
EMI Music is a division of London Stock Exchange-listed EMI Group plc. EMI Music operates directly in 50 countries with licensing agreements in a further 20, representing more than 1,000 artists spanning all musical tastes and genres. Major-selling local artists in the Latin American market over the last twelve months have included Thalia, Intocable, Marisa Monte, Charlie Brown, RBD, Tiziano Ferro, Amaral, AB Quintanilla & Kumbia Kings, Aleks Syntek, Ricardo Montaner, Los Nocheros, Fey and Bebe, among others.

                                    ###

FOR EMI, CONTACT:
Jeanne Meyer, Corporate Communications EMI New York 212-786-8850 Amanda Conroy, Corporate Communications, EMI London, +44.20.7795.7529 Adam Grossberg, Corporate Communications EMI New York 212-786-8855 Claudia Palmer, Investor Relations, EMI London, +44.20.7795.7635 Susie Bell, Investor Relations, EMI London, +44.20.7795.7971

FOR TELEVISA, CONTACT:
Manuel Compean, Corporate Communications Grupo Televisa, +5255 5728 3815 Michel Boyance, Investor Relations Grupo Televisa, +5255 5261 2445 Alejandro Eguiluz, Investor Relations Grupo Televisa +5255 5261 2445

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                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          GRUPO TELEVISA, S.A.
                                          --------------------------------
                                                 (Registrant)

Dated:  July 21, 2005                     By /s/ Jorge Lutteroth Echegoyen
                                          --------------------------------
                                          Name: Jorge Lutteroth Echegoyen
                                          Title: Controller, Vice-President